Exhibit 99.1

NeuroSense Granted South Korean Patent Covering PrimeC Composition for ALS

●	Patent claims cover PrimeC’s proprietary formulation, manufacturing process and use in ALS

●	Expands intellectual property protection in one of the world’s leading pharmaceutical markets, following recent patent advancements in Japan, Brazil, Australia and the United States

●	Further strengthens global patent portfolio as NeuroSense prepares to initiate Phase 3 development of PrimeC

CAMBRIDGE, Mass., June 11, 2026 /PRNewswire/ -- NeuroSense Therapeutics Ltd. (Nasdaq: NRSN) (“NeuroSense”  or the “Company”), a late-clinical stage biotechnology company developing novel treatments for severe neurodegenerative diseases, today announced that the Korean Intellectual Property Office (KIPO) has issued Korean Patent Number 10-2969898 covering the composition of PrimeC, the Company’s lead drug candidate for the treatment of amyotrophic lateral sclerosis (ALS).

The granted patent claims cover key aspects of PrimeC, including its proprietary tablet formulation, manufacturing process, pharmacokinetic characteristics, and pharmaceutical use for the treatment of ALS.

The patent is expected to provide patent protection for such aspects of PrimeC in South Korea through 2042.

“This patent grant further strengthens our growing global intellectual property estate surrounding PrimeC,” said Alon Ben-Noon, Chief Executive Officer of NeuroSense. “South Korea is an important pharmaceutical market, and this milestone reflects the continued recognition of the novelty and proprietary nature of PrimeC as we advance toward Phase 3 development.”

The South Korean patent grant follows patent grants received in other major jurisdictions, further expanding NeuroSense’s global intellectual property portfolio and supporting the long-term development and commercialization strategy for PrimeC.

PrimeC is a novel oral therapy designed to simultaneously target multiple biological mechanisms associated with ALS progression, including neuroinflammation, oxidative stress and dysregulated iron metabolism.

NeuroSense previously reported compelling results from its Phase 2b PARADIGM study, including meaningful slowing of disease progression, significant biological activity across multiple ALS-related biomarkers, including microRNAs, and long-term data demonstrating a meaningful survival benefit. The Company has received clearance from the U.S. Food and Drug Administration (FDA) to initiate its pivotal Phase 3 PARAGON study in ALS.

About NeuroSense

NeuroSense Therapeutics is a late-clinical stage biotechnology company developing novel treatments for severe neurodegenerative diseases, including amyotrophic lateral sclerosis (ALS) and Alzheimer’s disease. The Company’s lead product candidate, PrimeC, is a novel oral therapy designed to target multiple key biological pathways underlying disease progression, including neuroinflammation, oxidative stress and dysregulated iron metabolism.

NeuroSense has generated compelling clinical data from its Phase 2b PARADIGM study in ALS, demonstrating meaningful slowing of disease progression. The Company also reported significant biological activity across multiple biomarkers associated with ALS, including microRNAs, supporting PrimeC’s multi-target mechanism of action. Notably, long-term follow-up data indicated a meaningful survival benefit, representing a potentially important advancement in the treatment of ALS.

NeuroSense has received clearance from the U.S. Food and Drug Administration (FDA) to initiate a pivotal Phase 3 clinical trial (PARAGON) in ALS, which is expected to enroll approximately 300 participants, primarily in the United States.

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About PrimeC

PrimeC, NeuroSense’s lead drug candidate, is a novel extended-release oral formulation composed of a unique fixed-dose combination of two FDA-approved drugs: ciprofloxacin and celecoxib. PrimeC is designed to synergistically target several key mechanisms of ALS and AD, that contribute to neuron degeneration, inflammation, iron accumulation and impaired ribonucleic acid (“RNA”) regulation to potentially inhibit the progression of ALS and AD.

About ALS

Amyotrophic lateral sclerosis (“ALS”) is an incurable neurodegenerative disease that causes complete paralysis and death within 2-5 years from diagnosis. Every year, more than 5,000 people are diagnosed with ALS in the U.S. alone, with an annual disease burden of $1 billion. The number of people living with ALS is expected to grow by 24% by 2040 in the U.S. and EU.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on NeuroSense Therapeutics’ current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements, including statements regarding the benefits of the Korean patent, development, regulatory progress and potential commercialization of PrimeC, are based on assumptions as to future events that may not prove to be accurate. The future events and trends may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward looking statements. These risks include the uncertainty regarding the benefits of the Korean patent; outcomes and the timing of current and future clinical trials; timing for reporting data, including from the study of PrimeC in Alzheimer’s disease; that the study will not be successful; the ability of NeuroSense to remain listed on Nasdaq; and other risks and uncertainties set forth in NeuroSense’s filings with the Securities and Exchange Commission (SEC). You should not rely on these statements as representing our views in the future. More information about the risks and uncertainties affecting NeuroSense is contained under the heading “Risk Factors” in the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2026 and NeuroSense’s subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of this date, and NeuroSense undertakes no duty to update such information except as required under applicable law.

For further information: Email: info@neurosense-tx.com, Tel: +972 (0)9 799 6183